ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 19, 2017 AND

PROSPECTUS DATED JANUARY 22, 2016)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-209080

NASDAQ, INC.

$500,000,000 Senior Floating Rate Notes due 2019

Final Term Sheet

September 19, 2017

Issuer:	Nasdaq, Inc.

Type:	SEC Registered

Title of Securities	Senior Floating Rate Notes due 2019 (the “notes”)

Principal Amount:	$500,000,000

Trade Date:	September 19, 2017

Settlement Date:	September 22, 2017. It is expected that the delivery of the notes will be made against payment therefor on or about September 22, 2017, which will be the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

Maturity Date:	March 22, 2019

Designated LIBOR Page:	Bloomberg L.P. page “BBAM” or such other page as may replace Bloomberg L.P. page “BBAM” on that service or any successor service for the purpose of displaying London interbank offered rates for United States dollar deposits of major banks.

Spread to LIBOR:	+39 bps

Index Maturity:	Three months

Interest Payment Dates:	March 22, June 22, September 22 and December 22 of each year, beginning on December 22, 2017

Record Dates:	March 7, June 7, September 7 and December 7

LIBOR Determination Date for First Interest Period:	September 20, 2017

Price to Public:	100% of the principal amount

Optional Redemption:	Except in connection with certain tax events, the notes are not redeemable at the Issuer’s option.

CUSIP / ISIN:	631103 AH1 / US631103AH17

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. ICBC Standard Bank Plc TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, copies may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751, or by email at wfscustomerservice@wellsfargo.com.